FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

For the month of:        November, 2002

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — ]

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Page 2/3
November 6, 2002

This Form 6-K consists of:

1.     Summary of material change (as stated below).

2.     News Release dated November 6, 2002 (as attached).

CLEARLY CANADIAN ANNOUNCES THIRD QUARTER RESULTS

VANCOUVER, B.C., November 6, 2002 — Clearly Canadian Beverage Corporation (TSE: CLV; NASDAQ: CCBC) today reported financial results for its third fiscal quarter ended September 30, 2002. (ALL FIGURES BELOW ARE STATED IN U.S. DOLLARS).

As previously announced (February 27, 2002), during the year ended December 31, 2001, the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the three months ended September 30th, 2002 and the nine months ended September 30th, 2002. Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the third quarter of 2002, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard for dealing with discontinued operations.

Results of Continuing Operations for the third quarter of 2002:

Net loss from continuing operations for the three months ended September 30, 2002 was $(520,000) or $(0.08) per share on sales revenues of $5,889,000, compared to $(753,000) or $(0.11) per share on sales revenues of $7,041,000, for the same period in 2001. These results represent a 31% reduction of loss in the third quarter compared with the same period last year.

Net loss from continuing operations for the nine months ended September 30, 2002 was $(815,000) or $(0.12) per share on sales revenues of $17,672,000, compared to $(1,240,000) or $(0.19) per share on sales revenues of $19,820,000 for the nine months ended September 30, 2001. These results represent a 34% reduction of loss for the nine months ended September 30, 2002 compared with the same period in 2001. Management believes that the decline in sales for the nine months ended September 30, 2002 is primarily attributable to a significant consolidation within the direct store distribution system currently servicing alternative beverages in the industry. Also, with the recent distributor consolidation, some distributors have made corporate decisions to discontinue distribution of any brands that they do not own. The Company is focused on improving its distribution system in those regions affected by consolidation in an effort to increase the availability of the Clearly Canadian brand.

“We are encouraged that our decisions to change the Company’s operating structure and our efforts to further control SG&A expenses have contributed significantly to the improvement in the Company’s results. While decreasing overall SG&A expense in 2002, the Company nonetheless increased slotting fees paid for the continued launch of Reebok products, which we believe will benefit the Company in future periods,” said Douglas Mason, President of Clearly Canadian Beverage Corporation.

Mason added: “Looking forward to the fourth quarter and into 2003, the Company is focused on improving the effectiveness of its distribution system for our flagship brand, Clearly Canadian, and continuing the national roll-out of Reebok products by building on our direct sales customer base”.

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Page 3/3
November 6, 2002

Selling, general and administrative expenses were $2,206,000 for the three months ended September 30, 2002 compared to $2,964,000 for the same period in 2001, representing a reduction in such expenses of 26%. Selling, general and administrative expenses were $6,195,000 for the nine months ending September 30, 2002 compared to $7,795,000 for the same period in 2001, representing a reduction in such expenses of 21%. The significant decline in selling, general and administrative expenses is attributable to the continuing changes in the operating structure implemented by the Company during the year.

Gross profit for the three months ended September 30, 2002 was $1,722,000 (29%) compared to $2,485,000 (35%) for the same period in 2001. Gross profit for the nine months ended September 30, 2002 was $5,602,000 (32%) compared to $7,416,000 (37%) for the nine months ended September 30, 2001. The decrease of the Company’s gross profit is primarily attributed to the change in the overall sales mix of the Company’s brands in the first nine months of 2002. This change in sales mix reflects the greater proportion of sales of Reebok beverages relative to sales of Clearly Canadian brand beverages.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tre Limone ™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the Company’s anticipated product distribution changes and promotional and marketing activities and the potential benefits of such efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 6th day of November, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

By: (signed) “Bruce E. Morley”
       Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES THIRD QUARTER RESULTS

VANCOUVER, B.C., November 6, 2002 — Clearly Canadian Beverage Corporation (TSE: CLV; NASDAQ: CCBC) today reported financial results for its third fiscal quarter ended September 30, 2002. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS).

As previously announced (February 27, 2002), during the year ended December 31, 2001, the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the three months ended September 30th, 2002 and the nine months ended September 30th, 2002. Accordingly, prior period comparative figures have been restated to reflect this change. In determining its results for the third quarter of 2002, Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard for dealing with discontinued operations.

Results of Continuing Operations for the third quarter of 2002:

Net loss from continuing operations for the three months ended September 30, 2002 was $(520,000) or $(0.08) per share on sales revenues of $5,889,000, compared to $(753,000) or $(0.11) per share on sales revenues of $7,041,000, for the same period in 2001. These results represent a 31% reduction of loss in the third quarter compared with the same period last year.

Net loss from continuing operations for the nine months ended September 30, 2002 was $(815,000) or $(0.12) per share on sales revenues of $17,672,000, compared to $(1,240,000) or $(0.19) per share on sales revenues of $19,820,000 for the nine months ended September 30, 2001. These results represent a 34% reduction of loss for the nine months ended September 30, 2002 compared with the same period in 2001. Management believes that the decline in sales for the nine months ended September 30, 2002 is primarily attributable to a significant consolidation within the direct store distribution system currently servicing alternative beverages in the industry. Also, with the recent distributor consolidation, some distributors have made corporate decisions to discontinue distribution of any brands that they do not own. The Company is focused on improving its distribution system in those regions affected by consolidation in an effort to increase the availability of the Clearly Canadian brand.

“We are encouraged that our decisions to change the Company’s operating structure and our efforts to further control SG&A expenses have contributed significantly to the improvement in the Company’s results. While decreasing overall SG&A expense in 2002, the Company nonetheless increased slotting fees paid for the continued launch of Reebok products, which we believe will benefit the Company in future periods,” said Douglas Mason, President of Clearly Canadian Beverage Corporation.

Mason added: “Looking forward to the fourth quarter and into 2003, the Company is focused on improving the effectiveness of its distribution system for our flagship brand, Clearly Canadian, and continuing the national roll-out of Reebok products by building on our direct sales customer base”.

Selling, general and administrative expenses were $2,206,000 for the three months ended September 30, 2002 compared to $2,964,000 for the same period in 2001, representing a reduction in such expenses of 26%. Selling, general and administrative expenses were $6,195,000 for the nine months ending September 30, 2002 compared to $7,795,000 for the same period in 2001, representing a reduction in such expenses of 21%. The significant decline in selling, general and administrative expenses is attributable to the continuing changes in the operating structure implemented by the Company during the year.

Gross profit for the three months ended September 30, 2002 was $1,722,000 (29%) compared to $2,485,000 (35%) for the same period in 2001. Gross profit for the nine months ended September 30, 2002 was $5,602,000 (32%) compared to $7,416,000 (37%) for the nine months ended September 30, 2001. The decrease of the Company’s gross profit is primarily attributed to the change in the overall sales mix of the Company’s brands in the first nine months of 2002. This change in sales mix reflects the greater proportion of sales of Reebok beverages relative to sales of Clearly Canadian brand beverages.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tre Limone ™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the Company’s anticipated product distribution changes and promotional and marketing activities and the potential benefits of such efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

           (signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE™ and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.

Clearly Canadian Beverage Corporation
Consolidated Statement of Operations and Deficit
For the nine months ended September 30, 2002 and 2001

(stated in thousands of United States dollars)

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
	Sept. 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
	$	$	$	$

Sales	$ 5,889	7,041	$ 17,672	19,820

Cost of sales	4,167	4,556	12,070	12,404

Gross profit	1,722	2,485	5,602	7,416

Selling, general and administrative expenses	2,206	2,964	6,195	7,795
Amortization	103	290	320	879

(Loss) before the following	(587)	(769)	(913)	(1,258)

(Loss) on sale of assets	(33)	--	(15)	(34)
Other income (expense) - net	(15)	16	(2)	52

Loss from continuing operations - before income taxes	(635)	(753)	(930)	(1,240)

Recovery of income taxes	115	--	115	--

Loss from continuing operations	(520)	(753)	(815)	(1,240)

Earnings (loss) from discontinued operations	--	(331)	--	846

Net Loss for the period	(520)	(1,084)	(815)	(394)

Deficit - Beginning of period	(49,279)	(39,541)	(48,984)	(40,231)

Deficit - End of period	($ 49,799)	(40,625)	($ 49,799)	(40,625)

Earnings (loss) per share from continuing operations	($ 0.08)	(0.11)	($ 0.12)	(0.19)

Net earnings (loss) per share	($ 0.08)	(0.16)	($ 0.12)	(0.06)

Weighted average shares outstanding	6,670,682	6,640,682	6,659,986	6,640,682

Clearly Canadian Beverage Corporation
Consolidated Balance Sheet
As at September 30, 2002 and December 31, 2001

(stated in thousands of United States dollars)

	Unaudited
	Sept. 30, 2002	Dec. 31, 2001

Assets
Current
Cash and cash equivalents	$ --	226
Accounts receivable	2,385	2,334
Inventories	3,017	2,304
Prepaid expenses, deposits and other assets	351	111

	5,753	4,975
Long-term investments	91	152
Distribution rights	1,913	1,913
Property, plant and equipment	5,522	9,978
Other assets	330	--

	$ 13,609	17,018

Liabilities
Current
Bank indebtedness	$ 1,227	--
Accounts payable and accrued liabilities	3,666	5,130
Current portion of long-term debt	3	347

	4,896	5,477
Long-term debt	1,217	3,252

	6,113	8,729

Shareholders' Equity
Share Capital
Issued
7,043,682 (2001 - 7,013,682) without par value
Outstanding
6,670,682 (2001 - 6,640,682) without par value	58,237	58,208
Warrants
662,740 (2001 - 692,740)	415	423
Cumulative translation adjustment	(1,357)	(1,358)
Deficit	(49,799)	(48,984)

	7,496	8,289

	$ 13,609	17,018